SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.75% Contingent Convertible Senior Notes due 2035

2.50% Contingent Convertible Senior Notes due 2037

2.25% Contingent Convertible Senior Notes due 2038

(Title of Class of Securities)

165167BW6 (2.75% Contingent Convertible Senior Notes due 2035)

165167BZ9/165167CA3 (2.50% Contingent Convertible Senior Notes due 2037)

165167CB1 (2.25% Contingent Convertible Senior Notes due 2038)

(CUSIP Number of Class of Securities)

Jennifer M. Grigsby

Senior Vice President, Treasurer and

Corporate Secretary

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Michael S. Telle

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2770

713-221-1327

713-221-2113 (fax)

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$1,000,000,000	$116,100

*	The transaction value is estimated only for the purposes of calculating the filing fee. The amount is based on the purchase of (i) $300,000,000 aggregate principal amount of the issuer’s 2.75% Contingent Convertible Senior Notes due 2035, (ii) $350,000,000 aggregate principal amount of the issuer’s 2.50% Contingent Convertible Senior Notes due 2037 and (iii) $350,000,000 aggregate principal amount of the issuer’s 2.25% Contingent Convertible Senior Notes due 2038.
**	The amount of the filing fee was calculated at a rate of $116.10 per $1,000,000 of transaction value.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to separate offers (each an “Offer” and collectively, the “Offers”) by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), to purchase for cash up to an aggregate of $1.0 billion in principal amount of its outstanding 2.75% Contingent Convertible Senior Notes due 2035 (the “2.75% Convertible Notes”), 2.50% Contingent Convertible Senior Notes due 2037 (the “2.50% Convertible Notes”) and 2.25% Contingent Convertible Senior Notes due 2038 (the “2.25% Convertible Notes,” and together with the 2.75% Convertible Notes and the 2.50% Convertible Notes, the “Convertible Notes”). The Offers are being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 4, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibit (a)(1). The Offers consist of three separate offers, one for each series of Convertible Notes. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under “Summary” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is Chesapeake Energy Corporation, an Oklahoma corporation. The address and telephone number of the issuer’s principal executive offices is set forth under Item 3.

(b) Securities.

This Schedule TO relates to the securities of the Company identified in the following table:

Securities	Principal Amount Outstanding as of April 1, 2011
2.75% Contingent Convertible Senior Notes due 2035	$451,071,000
2.50% Contingent Convertible Senior Notes due 2037	$1,377,979,000
2.25% Contingent Convertible Senior Notes due 2038	$612,118,000

(c) Trading Market and Price.

The information set forth under “Other Information—Market and Recent Prices for the Convertible Notes and the Common Stock” in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is the filing person and the subject company. The business address of the Company and of each of the persons listed in the table below is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. The telephone number of the Company and each of the persons listed in the table below is (405) 848-8000.

Pursuant to General Instruction C to Schedule TO, the following table sets forth the directors and executive officers of the Company.

Name	Position
Aubrey K. McClendon	Chairman of the Board, Chief Executive Officer and Director
Domenic J. Dell’Osso, Jr.	Executive Vice President—Finance and Chief Financial Officer
Steven C. Dixon	Executive Vice President—Operations and Geosciences and Chief Operating Officer
Douglas J. Jacobson	Executive Vice President—Acquisitions and Divestitures
Henry J. Hood	Senior Vice President—Land and Legal and General Counsel
Martha A. Burger	Senior Vice President—Human and Corporate Resources
Jennifer M. Grigsby	Senior Vice President, Treasurer and Corporate Secretary
Michael A. Johnson	Senior Vice President—Accounting, Controller and Chief Accounting Officer
Richard K. Davidson	Director
Kathleen M. Eisbrenner	Director
Frank Keating	Director
V. Burns Hargis	Director
Charles T. Maxwell	Director
Merrill A. Miller, Jr.	Director
Don Nickles	Director
Frederick B. Whittemore	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Purchase in the sections entitled “Summary—What securities are being sought in the Offers?,” “Terms of the Offers—Purchase Price”, “Terms of the Offers—Expiration Date; Extensions; Amendments”, “Procedures for Tendering Convertible Notes—Withdrawal of Tenders”, “Acceptance for Purchase and Payment”, “Terms of the Offers—Pro Rata Allocation”, “Purpose; Effects; Plans—Accounting Treatment of Repurchases of the Convertible Notes in the Offers” and “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

To the best of the Company’s knowledge, no Convertible Notes are owned by, and Convertible Notes will not be purchased from, any of our officers, directors or affiliates.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The Company has entered into the indentures listed on the Exhibit Index immediately following the signature page of this Schedule TO under items (d)(1), (d)(2) and (d)(3) related to the Convertible Notes.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Purchase in the section entitled “Purpose; Effects; Plans” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Purchase in the section entitled “Purpose; Effects; Plans” is incorporated herein by reference.

(c) Plans.

Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Purchase in the section entitled “Other Information—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Purchase in the section entitled “Other Information—Source and Amount of Funds” is incorporated herein by reference.

(d) Borrowed Funds.

The information set forth in the Offer to Purchase in the section entitled “Other Information—Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

To the best of the Company’s knowledge, neither the Company nor any of our executive officers, directors or affiliates, has any beneficial interest in any outstanding Convertible Notes.

(b) Securities Transactions.

The information set forth in the Offer to Purchase in the section entitled “Other Information—Security Ownership and Recent Purchases” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Purchase in the section entitled “Other Information—Fees and Expenses” and “Dealer Managers; Information Agent; Depositary” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

Not applicable.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index, which index follows the signature page to this Schedule TO and is incorporated herein by reference, sets forth a list of those exhibits filed herewith or incorporated by reference herein.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2011

CHESAPEAKE ENERGY CORPORATION

By:	/S/ JENNIFER M. GRIGSBY
Jennifer M. Grigsby
Senior Vice President, Treasurer and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)*	Offer to Purchase, dated April 4, 2011, and related Letter of Transmittal.

(a)(2)*	Press Release, dated April 4, 2011.

(b)(1)†

Eighth Amended and Restated Credit Agreement, dated as of December 2, 2010, among the Company, Chesapeake Exploration L.L.C., as Borrower, Union Bank, N.A., as Administrative Agent, Wells Fargo Bank, National Association, The Royal Bank of Scotland plc and BNP Paribas, as Co-Syncication Agents, Credit Agricole Corporate and Investment Bank, as Documentation Agent, and the several lenders from time to time party thereto (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 8, 2010).

(d)(1)†	Indenture dated as of November 8, 2005 among the Company, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 2.75% Contingent Convertible Senior Notes due 2035 (incorporated herein by reference to Exhibit 4.1.2 to the Company’s Current Report on Form 8-K filed on November 15, 2005).

(d)(2)†	Indenture dated as of May 15, 2007 among the Company, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 2.5% Contingent Convertible Senior Notes due 2037 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 15, 2007).

(d)(3)†	Indenture dated as of May 27, 2008 among the Company, as issuer, the subsidiaries signatory thereto, as Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to 2.25% Contingent Convertible Senior Notes due 2038 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 29, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
†	Incorporated by reference as indicated.